[redacted]

Securities and Exchange Commission
RECEIVED

FEB 25 2010

Branch of Registrations
and Examinations

10027276

COMMISSION
,549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: St. Bernard Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2621 West Main, Suite 6
(No. and Street)

Russellville	AR	72801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Keenan — 479-967-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Teaff and Associates, CPAs PA
(Name – *if individual, state last, first, middle name*)

210 West 10th Street	Russellville	AR	72801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Keenan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of St. Bernard Financial Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Keenan

Signature

CFO

Title

Brittany McGrew 2-23-10

Notary Public

BRITTANY MCGREW
NOTARY PUBLIC-STATE OF ARKANSAS
JOHNSON COUNTY
My Commission Expires 11-23-2017
Commission # 12363573

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

St. Bernard Financial Services, Inc.

December 31, 2009 and 2008

TEAFF & ASSOCIATES
Certified Public Accountants

LESLIE T. TEAFF, CPA

210 WEST 10th STREET
RUSSELLVILLE, ARKANSAS 72801

(479) 968-3500

FAX (479) 968-3507

MEMBERS:
ARKANSAS SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
St. Bernard Financial Services, Inc.
2621 West Main, Ste 6
Russellville, AR 72801

We have audited the accompanying statements of financial condition of **St. Bernard Financial Services, Inc.** (a corporation) as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **St. Bernard Financial Services, Inc.** as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Teaff & Associates, CPA's

Teaff and Associates
Certified Public Accountants
Russellville, Arkansas

February 11, 2010

ST. BERNARD FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash	3,453	$ 631
Deposit with clearing organization	7,529	19,138
Accounts receivable- commissions	89,726	82,146
Employee advances	4,480	5,080
Total current assets	105,188	106,995
PROPERTY AND EQUIPMENT, NET	-	-
Total Assets	$ 105,188	$ 106,995

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
CURRENT LIABILITIES		
Commissions payable	77,358	81,943
Accounts payable	1,454	35
Payroll taxes withheld and accrued	1,104	741
Income Tax Payable	159	
Total current liabilities	80,076	82,719
STOCKHOLDER'S EQUITY		
Common stock, $1 par value:		
Authorized 100,000 shares; issued and outstanding 100 shares	100	100
Additional paid-in capital	19,753	19,753
Retained earnings	5,259	4,423
Total stockholders' equity	25,112	24,276
Total Liabilities and Stockholders' Equity	$ 105,188	$ 106,995

The accompanying notes are an integral part of these financial statements

ST. BERNARD FINANCIAL SERVICES, INC.
STATEMENTS ON INCOME
DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUE		
Commissions and fees	$ 800,277	$ 577,159
OPERATING EXPENSES		
Employee compensation and expenses	77,325	80,907
Commissions and professional fees	679,079	456,862
Occupancy and equipment rental	6,929	6,189
Trading and registration fees	15,087	14,145
Office Expenses	8,864	7,971
Other Operating Expenses	12,312	11,301
	799,596	577,375
INCOME FROM OPERATIONS	681	(216)
OTHER INCOME(EXPENSE)		
Interest Income	314	413
NET INCOME	$ 995	$ 197
Income Tax Expense	159	-
NET INCOME AFTER TAX	$ 836	$ 197

The accompanying notes are an integral part of these financial statements.

ST. BERNARD FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock	Additional Paid-In Capital	Retained earnings	Total
Balance - December 31, 2007	$ 100	$ 19,753	$ 4,226	$ 24,079
Contributed capital- 2008				-
Net income for the year	-	-	197	197
Balance - December 31, 2008	$ 100	$ 19,753	$ 4,423	$ 24,276
Contributed capital- 2009				-
Net income for the year	-	-	836	836
Balance - December 31, 2009	$ 100	$ 19,753	$ 5,259	$ 25,112

The accompanying notes are an integral part of these financial statements.

ST. BERNARD FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 681	$ (216)
Less: Income Tax	(159)	-
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(6,980)	(2,079)
Accounts payable	1,942	(7,338)
Commissions payable	(4,585)	9,578
Net Cash from Operating Activities	(9,101)	(55)
CASH FLOWS FROM INVESTING ACTIVITIES		
Interest income	314	413
Cash used by investing activities:	314	413
CASH FLOWS FROM FINANCING ACTIVITIES		
None	-	-
	-	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	(8,787)	358
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	19,769	19,411
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 10,982	$ 19,769

The accompanying notes are an integral part of these financial statements.

ST. BERNARD FINANCIAL SERVICES, INC
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Balance - January 1	$ -	$ -
Increase (Decrease)	$ -	$ -
Balance - December 31	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ST. BERNARD FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
St. Bernard Financial Services, Inc. (the "Company") was formed March 20, 1994, under the laws of the State of Arkansas pursuant to the Arkansas Business Corporation Act. The Company, conducting business within the state of Arkansas, is registered as a broker/dealer with the Securities and Exchange Commission, Financial Industry Regulatory Authority and the Arkansas Securities Department. All customer transactions are forwarded to a clearing broker on a fully disclosed basis. Commissions are received for mutual fund and insurance products.

Revenue Recognition
Revenues and expenses are accounted for on the accrual basis.

Property and Equipment
Property and equipment are recorded at cost. Depreciation of the property and equipment is computed by the straight-line method over estimated useful lives of the assets, which range from five to ten years. Fully depreciated assets still is use totaled approximately $13,679 for both years of December 31, 2009 and 2008.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of the Statements of Cash flows, management considers all short-term investments with a original maturity of three months or less to be cash equivalents. As of December 31, 2009 and 2008, there are no cash equivalents.

Advertising
The Company follows the policy of charging advertising to expense as incurred.

Income Taxes
Revenue is recognized under the market value method for securities owned and income taxes are calculated thereon. Deferred income taxes are provided on material temporary differences, when existing, between financial statement and income tax reporting.

Accounts Receivable – Commissions
The Company considers accounts receivable – commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts

Accounts Receivable – Commissions – Continued
become uncollectible, they will be charged to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due status is based on contractual terms. Past-due accounts are not charged interest.

NOTE 2: PROPERTY AND EQUIPMENT

Following are the major classifications of property and equipment:

	2009	2008
Office Equipment	$13,679	$13,679
Accumulated Depreciation	$13,679	$13,679
	$ 0.00	$ 0.00

NOTE 3: DETERMINATION OF THE RESERVE REQUIREMENT

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement, is claimed based on Section (k)(2)(B). Under this Section, exemption can be claimed if all customer transactions are cleared through another broker/dealer on a fully disclosed basis. All St. Bernard Financial Services, Inc. customer transactions are cleared through Terra Nova Financial, LLC.

NOTE 4: COMMITMENTS AND CONTINGENCIES

The Company currently has a verbal month-to-month agreement to pay $500 per month for rental of its office facilities. Rental expense of its office facilities for 2010 totaled $6,000.

NOTE 5: DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments". Management believes that the carrying amounts of the Company's financial instruments at December 31, 2009, which include cash and cash equivalents, commission's receivable, certificate of deposit and payables, are reasonable estimates of their fair value.

NOTE 6: NET CAPITAL

There are no differences between net capital as computed in Thrasher and Company, Inc.'s Part IIA of Form X-17A-5 filed for the period ended December 31, 2009, and the net capital as computed on Page 13.

TEAFF & ASSOCIATES
Certified Public Accountants
LESLIE T. TEAFF, CPA
210 WEST 10th STREET
RUSSELLVILLE, ARKANSAS 72801
(479) 968-3500
FAX (479) 968-3507
MEMBERS:
ARKANSAS SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
St. Bernard Financial Services, Inc.
Russellville, Arkansas

We have audited the accompanying financial statements of **St. Bernard Financial Services, Inc.** as of and for the year ended December 31, 2009 and have issued our report thereon dated February 11, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10-11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Teaff & Associates, CPAs

Teaff & Associates
Certified Public Accountants
Russellville, Arkansas

February 11, 2010

ST. BERNARD FINANCIAL SERVICES, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2009

Computation on Net Capital

Total Ownership Equity from Balance Sheet		$ 25,112
Total ownership equity qualified for net capital		25,112
Deductions and/or charges:		
Total nonallowable assets from statement of financial condition		
Commission Receivable	$ (8,424)	
Other assets	(2,965)	
Haircuts on money market	(533)	
		(11,922)
Net Capital		$ 13,190

There were no material differences between the computations of net capital under rule 15c3-1 included in this report and the computation included in the Company's corresponding unaudited Form X-17A-05, Part II.

See Independent Auditor's Report
On Supplementary Information Required by
Rule 17a-5 of the Securities and Exchange Commission.

ST. BERNARD FINANCIAL SERVICES, INC.
SCHEDULE OF COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2009

Computation of Basic Net Capital Requirements

Minimum net capital required (6 2/3% of net aggregate Indebtedness of $80,076	$ 5,341	
Minimum dollar net capital requirement of reporting broker or Dealer and minimum net capital requirement of subsidiaries	$ 5,000	
Net Capital requirement (greater of the two listed above)		$ 5,341
Excess net capital (net capital from previous page less net capital requirement)		$ 7,849
Excess net capital at 1000% (net capital from previous page less 10% total aggregate indebtedness)		$ 5,182

Computation of Aggregate Indebtedness

Net Aggregate Indebtedness	$ 80,076
Percentage of aggregate indebtedness to net capital (Net aggregate Indebtedness/Net Capital)	6.07%

See Independent Auditor's Report
On Supplementary Information Required by
Rule 17a-5 of the Securities and Exchange Commission.

TEAFF & ASSOCIATES
Certified Public Accountants
LESLIE T. TEAFF, CPA
210 WEST 10th STREET
RUSSELLVILLE, ARKANSAS 72801
(479) 968-3500
FAX (479) 968-3507
MEMBERS:
ARKANSAS SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors and Stockholders
St. Bernard Financial Services, Inc.
Russellville, Arkansas

In planning and performing our audit of the financial statements and supplemental schedules of **St. Bernard Financial Services, Inc.** (the "Company") for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable

but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Teaff & Associates CPA's

Teaff & Associates
Certified Public Accountants
Russellville, Arkansas

February 12, 2010

LESLIE T. TEAFF, CPA

TEAFF & ASSOCIATES
Certified Public Accountants
210 WEST 10th STREET
RUSSELLVILLE, ARKANSAS 72801
(479) 968-3500
FAX (479) 968-3507

MEMBERS:
ARKANSAS SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION

Board of Directors
St. Bernard Financial Services, Inc.
Russellville, Arkansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by St. Bernard Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating St. Bernard Financial Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (FormSIPC-7T). St. Bernard Financial Services, Inc.'s management is responsible for St. Bernard Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective bank statements and bookkeeping entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Teaff & Associates, CPA's

Teaff & Associates
Certified Public Accountants
Russellville, Arkansas

February 11, 2010

ST. BERNARD FINANCIAL SERVICES, INC.

SEC FILE NO. 8-47566

FINANCIAL STATEMENTS

December 31, 2009 and 2008

TEAFF & ASSOCIATES
Certified Public Accountants
210 West 10th Street
Russellville, AR 72801

(479) 968-3500